UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 000-25929

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Thomasville Bancshares, Inc.

301 North Broad Street

Thomasville, Georgia 31792

REQUIRED INFORMATION

4.	Financials Statements and Schedules.

In accordance with Item 4 of the instructions to this Annual Report on Form 11-K, the financial statements and schedules for the Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), are furnished herewith in lieu of the requirements of Items 1, 2, and 3 of this Form 11-K.

In addition, Item 4 of this Form 11-K requires that the financial statements of the Plan be examined by an independent public accountant to the extent required by ERISA. ERISA does not require employee benefit plans with less than 100 participants at the beginning of the plan year to have the financial statements examined. Whereas the Plan had less than 100 participants as of January 1, 2006, the financial statements furnished herewith have not been examined by an independent public accountant.

Exhibits.

No exhibits are filed with this Annual Report on Form 11-K.

Official Use Only

Form 5500 Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

➢   Complete all entries in accordance with

the instructions to the Form 5500.

OMB Nos. 1210-0110 1210-0089 2006 This Form is Open to Public Inspection.

Part I	Annual Report Identification Information

For the calendar plan year 2006 or fiscal plan year beginning                             ,         and ending                             ,

A	This return/report is for:

(1)	☐	a multiemployer plan;
(2)	☒	a single-employer plan (other than a multiple-employer plan);
(3)	☐	a multiple-employer plan; or
(4)	☐	a DFE (specify)

B	This return/report is:

(1)	☐	the first return/report filed for the plan;
(2)	☐	an amended return/report;
(3)	☐	the final return/report filed for the plan;
(4)	☐	a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here	➢ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions)	➢ ☐

Part II	Basic Plan Information — enter all requested information.

1a	Name of plan

THOMASVILLE BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

1b	Three-digit plan number (PN) ➢ 001

1c	Effective date of plan (mo., day, yr.)

01/01/1996

2a	Plan sponsor’s name and address (employer, if for a single-employer plan) (Address should include room or suite no.)

THOMASVILLE BANCSHARES, INC.

THOMASVILLE NATIONAL BANK

P.O. BOX 1999

THOMASVILLE         GA 31799-1999

2b	Employer Identification Number (EIN)

58-2184934

2c	Sponsor’s telephone number

229-226-3300

2d	Business code (see instructions)

522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE	/s/ HOLLIE LLOYD	6-27-07	HOLLIE LLOYD
	Signature of plan administrator	Date	Type or print name of individual signing as plan administrator

SIGN HERE	/s/ HOLLIE LLOYD	6-27-07	HOLLIE LLOYD
	Signature of employer/plan sponsor/DFE	Date	Type or print name of individual signing as employer, plan sponsor of DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v9.1 Form 5500 (2006)

Form 5500 (2006)	Page 2
Official Use Only

3a	Plan administrator’s name and address (If same as plan sponsor, enter “Same”) SAME

3b	Administrator’s EIN

3c	Administrator’s telephone number

4	If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name EIN and the plan number from the last return/report below:

a	Sponsor’s name

b	EIN

c	PN

5	Preparer information (optional)

a	Name (including firm name, if applicable) and address

b	EIN

c	Telephone number

6 Total number of participants at the beginning of the plan year	6	51

7 Number of participants as of the end of the plan year (welfare plans complete only lines 7a, 7b, 7c, and 7d)

a Active participants	7a	56

b Retired or separated participants receiving benefits	7b	10

c Other retired or separated participants entitled to future benefits	7c	0

d Subtotal. Add lines 7a, 7b, and 7c	7d	66

e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	0

f Total. Add lines 7d and 7e	7f	66

g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7q	66

h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	1

i If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	6

8 Benefits provided under the plan (complete 8a and 8b, as applicable)

a ☒	Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions):

		2E	2F	2G	2J	2K	3E

b ☐	Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a	Plan funding arrangement (check all that apply)

(1) ☐	Insurance

(2) ☐	Code section 412(i) insurance contracts

(3) ☒	Trust

(4) ☐	General assets of the sponsor

9b	Plan benefit arrangement (check all that apply)

(1) ☐	Insurance

(2) ☐	Code section 412(i) insurance contracts

(3) ☒	Trust

(4) ☐	General assets of the sponsor

Form 5500 (2006)	Page 3
Official Use Only

10	Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a	Pension Benefit Schedules

(1)	☒	R	(Retirement Plan Information)

(2)	☐	B	(Actuarial Information)

(3)	☐	E	(ESOP Annual Information)

(4)	☒	SSA	(Separated Vested Participant Information)

b	Financial Schedules

(1)	☐		H	(Financial Information)

(2)	☒		I	(Financial Information – Small Plan)

(3)	☒	1	A	(Insurance Information)

(4)	☐		C	(Service Provider Information)

(5)	☒		D	(DFE/Participating Plan Information)

(6)	☐		G	(Financial Transaction Schedules)

Official Use Only

SCHEDULE A (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

➢   File as an attachment to Form 5500.

➢   Insurance companies are required to provide this information pursuant to ERISA section 103(a)(2).

OMB No. 1210-0110 2006 This Form is Open to Public Inspection.

For calendar plan year 2006 or fiscal plan year beginning                                         ,              and ending                     ,

A	Name of plan

THOMASVILLE BANCSHARES, INC. 401 (K) PROFIT SHARING

B	Three-digit plan number ➢ 001

C	Plan sponsor’s name as shown on line 2a of Form 5500

THOMASVILLE BANCSHARES, INC.

D	Employer Identification Number

58-2184934

Part	I Information Concerning Insurance Contract Coverage, Fees, and Commissions

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1	Coverage:

(a)	Name of insurance carrier

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year
				(f) From	(g) To
01-0233346	65838	49681	69	03/17/2006	12/31/2006

2	Insurance fees and commissions paid to agents, brokers and other persons. Enter the total fees and total commissions below and list agents, brokers and other persons individually in descending order of the amount paid in the items on the following page(s) in Part I.

Totals
Total amount of commissions paid	Total fees paid/amount
2890	2165

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v9.1 Schedule A(Form 5500) 2006

Schedule A (Form 5500) 2006	Page 2
Official Use Only

(a)	Name and address of the agents, brokers or other persons to whom commissions or fees were paid

INVESTMENT PROFESSIONALS, INC.

325 NORTH BROAD STREET

THOMASVILLE                                         GA 31792

(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose
2890			3

(a)	Name and address of the agents, brokers or other persons to whom commissions or fees were paid

WRIGHT RETIREMENT SERVICES, L.L.C.

100 9 NORTH PATTERSON STREET

VALDOSTA                                         GA 31603-5385

(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose
	2165	TPA COMPENSATION	5

(a)	Name and address of the agents, brokers or other persons to whom commissions or fees were paid

(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose

Schedule A (Form 5500) 2006	Page 3
Official Use Only

Part	II Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

3 Current value of plan’s interest under this contract in the general account at year end	0
4 Current value of plan’s interest under this contract in separate accounts at year end	934647
5 Contracts With Allocated Funds
a State the basis of premium rates ➢

b Premiums paid to carrier

c Premiums due but unpaid at the end of the year

d If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount

Specify nature of costs ➢

e Type of contract

(1) ☐ individual policies

(2) ☐ group deferred annuity

(3) ☐ other (specify) ➢

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here ➢ ☐

6	Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a	Type of contract
(1) ☐	deposit administration

(2) ☐	immediate participation guarantee

(3) ☐	guaranteed investment

(4) ☐	other (specify below)

              ➢

b Balance at the end of the previous year

c Additions: (1) Contributions deposited during the year

(2) Dividends and credits

(3) Interest credited during the year

(4) Transferred from separate account

(5) Other (specify below)

➢

(6) Total additions	0

d Total of balance and additions (add b and c(6))	0

e Deductions: (1) Disbursed from fund to pay benefits or purchase annuities during year

(2) Administration charge made by carrier

(3) Transferred to separate account

(4) Other (specify below)

➢

(5) Total deductions	0

f Balance at the end of the current year (subtract e(5) from d)	0

Schedule A (Form 5500) 2006	Page 4
Official Use Only

Part	III Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes on this report.

7	Benefit and contract type (check all applicable boxes)

a	☐	Health (other than dental or vision)

b	☐	Dental

c	☐	Vision

d	☐	Life insurance

e	☐	Temporary disability (accident and sickness)

f	☐	Long-term disability

g	☐	Supplemental unemployment

h	☐	Prescription drug

i	☐	Stop loss (large deductible)

j	☐	HMO contract

k	☐	PPO contract

l	☐	Indemnity contract

m	☐	Other (specify) ➢

8 Experience-rated contracts
a Premiums: (1) Amount received
(2) Increase (decrease) in amount due but unpaid
(3) Increase (decrease) in unearned premium reserve
(4) Earned ((1) + (2) - (3))	0
b Benefit charges: (1) Claims paid
(2) Increase (decrease) in claim reserves
(3) Incurred claims (add (1) and (2))	0
(4) Claims charged
c Remainder of premium: (1) Retention charges (on an accrual basis) —
(A) Commissions
(B) Administrative service or other fees
(C) Other specific acquisition costs
(D) Other expenses
(E) Taxes
(F) Charges for risks or other contingencies
(G) Other retention charges
(H) Total retention	0
(2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.)
d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement
(2) Claim reserves
(3) Other reserves
e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).)

9 Nonexperience-rated contracts:
a Total premiums or subscription charges paid to carrier

  b    If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount Specify nature of costs ➢ _____________________________________________________________________________________________
_______________________________________________________________________________________________________
_______________________________________________________________________________________________________

Official Use Only

SCHEDULE D (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration	DFE/Participating Plan Information This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA). ➢ File as an Attachment to Form 5500.	OMB No. 1210-0110 2006 This Form is Open to Public Inspection.

For calendar plan year 2006 or fiscal plan year beginning                                         ,                      and ending                             ,

A	Name of plan or DFE

THOMASVILLE BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

B	Three-digit plan number ➢ 001

C	Plan or DFE sponsor’s name as shown on line 2a of Form 5500

THOMASVILLE BANCSHARES, INC.

D	Employer Identification Number

58-2184934

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH LIFESTYLE AGGRESSIVE

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 117568

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH LIFESTYLE GROWTH

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 503603

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH LIFESTYLE BALANCED

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 137677

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH LIFESTYLE MODERATE

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 47846

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v9.1 Schedule D (Form 5500) 2006

Schedule D (Form 5500) 2006	Page 2
Official Use Only

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH LIFESTYLE CONSERVATIVE

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 19934

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH T. ROWE PRICE SCI & TECH

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 80

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH OPPENHEIMER DEVELOPING MKT

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 792

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH T. ROWE PRICE HEALTH SCI

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 723

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH CALAMOS GROWTH

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2007

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH AMERICAN CENTURY VISTA

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 79

Schedule D (Form 5500) 2006	Page 2
Official Use Only

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH LEGG MASON GROWTH

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 537

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH ENERGY

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 737

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH COLUMBIA MARSICO INTL OPPS

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 209

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH TEMPLETON FOREIGN SMALL CO

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 791

(a)	Name of MTIA, CCT, PSA, or 103-12IE INTL EQUITY INDEX FUND

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 95

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH AMERICAN FUNDS EUROPACIFIC

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1810

Schedule D (Form 5500) 2006	Page 2
Official Use Only

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH AMERICAN FUNDS GROWTH FUND

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2803

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH EXCELSIOR VALUE & RESTRUCT

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1392

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH MERRILL LYNCH LARGE VALUE

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2559

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH DOMINI SOCIAL EQUITY

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 16837

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH DWS RREEF REAL ESTATE

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1593

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH MUTUAL BEACON

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1501

Schedule D (Form 5500) 2006	Page 2
Official Use Only

(a)	Name of MTIA, CCT, PSA, or 103-12IE 500 INDEX FUND

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1985

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH DAVIS NEW YORK VENTURE

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 3618

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH AMERICAN FUNDS INV CO AM

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2944

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH T. ROWE PRICE EQUITY INC

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1502

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH AMERICAN FUNDS WASH MUTUAL

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01- 0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2989

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH AMERICAN FUNDS AM BALANCED

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12lE at end of year (see instructions) 199

Schedule A (Form 5500) 2006	Page 2
Official Use Only

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH UBS GLOBAL ALLOCATION

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1458

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH SALOMON BROS HIGH YIELD

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1763

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH PIMCO TOTAL RETURN

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1691

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH PIMCO REAL RETURN

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1693

(a)	Name of MTIA, CCT, PSA, or 103-12IE JH JOHN HANCOCK STABLE VAL

(b)	Name of sponsor of entity listed in (a) JOHN HANCOCK LIFE INSURANCE COMPANY

(c)	EIN-PN 01-0233346/000

(d)	Entity code P

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 53632

(a)	Name of MTIA, CCT, PSA, or 103-12IE

(b)	Name of sponsor of entity listed in (a)

(c)	EIN-PN

(d)	Entity code

(e)	Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

Schedule A (Form 5500) 2006	Page 3
Official Use Only

Part II	Information on Participating Plans (to be completed by DFEs)

(a)	Plan name

(b)	Name of plan sponsor

(c)	EIN-PN

(a)	Plan name

(b)	Name of plan sponsor

(c)	EIN-PN

(a)	Plan name

(b)	Name of plan sponsor

(c)	EIN-PN

(a)	Plan name

(b)	Name of plan sponsor

(c)	EIN-PN

(a)	Plan name

(b)	Name of plan sponsor

(c)	EIN-PN

(a)	Plan name

(b)	Name of plan sponsor

(c)	EIN-PN

(a)	Plan name

(b)	Name of plan sponsor

(c)	EIN-PN

(a)	Plan name

(b)	Name of plan sponsor

(c)	EIN-PN

Official Use Only

SCHEDULE I (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation

Financial Information — Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

➢ File as an Attachment to Form 5500.

OMB No. 1210-0110 2006 This Form is Open to Public Inspection.

For calendar year 2006 or fiscal plan year beginning                             ,         and ending                             ,

A	Name of plan

THOMASVILLE BANCSHARES, INC. 401 (K) PROFIT SHARING PLAN

B	Three-digit

plan number   ➢             001

C	Plan sponsor’s name as shown on line 2a of Form 5500

THOMASVILLE BANCSHARES, INC.

D	Employer Identification Number

58-2184934

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part	I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from Insurance carriers. Round off amounts to the nearest dollar.

			(a) Beginning of Year	(b) End of Year
1 Plan Assets and Liabilities:
a Total plan assets	1a		962623	1489757
b Total plan liabilities	1b
c Net plan assets (subtract line 1b from line 1a)	1c		962623	1489757

			(a) Amount	(b) Total
2 Income, Expenses, and Transfers for this Plan Year:
a Contributions received or receivable
(1) Employers	2a	(1)	243665
(2) Participants	2a	(2)	147434
(3) Others (including rollovers)	2a	(3)	34619
b Noncash contributions	2b
c Other income	2c		114123
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d			539841
e Benefits paid (including direct rollovers)	2e		12707
f Corrective distributions (see instructions)	2f
g Certain deemed distributions of participant loans (see instructions)	2g
h Other expenses	2h
i Total expenses (add lines 2e, 2f, 2g, and 2h)	2i			12707
j Net income (loss) (subtract line 2i from line 2d)	2j			527134
k Transfers to (from) the plan (see instructions)	2k			0

3	Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check “Yes” and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan’s interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X
b Employer real property	3b		X

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v9.1 Schedule (Form 5500) 2006

Schedule I (Form 5500) 2006	Page 2
Official Use Only

		Yes	No	Amount
3c Real estate (other than employer real property)	3c		X

d Employer securities	3d		X

e Participant loans	3e	X		13425

f Loans (other than to participants)	3f		X

g Tangible personal properly	3g		X

Part	II Transactions During Plan Year

		Yes	No	Amount
4 During the plan year:

  a     Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL’s Voluntary Fiduciary Correction Program.)

	4a		X

  b    Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant’s account balance

	4b		X

c Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X

d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X

e Was the plan covered by a fidelity bond?	4e	X		1000000

f Did the plan have a loss, whether or not reimbursed by the plan’s fidelity bond, that was caused by fraud or dishonesty?	4f		X

g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X

h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X

i Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X

j Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X

  k    Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA’s report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)

	4k	X

5a	Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount

5b	If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

Official Use Only

SCHEDULE R (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the

Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

➢ File as an Attachment to Form 5500.

OMB No. 1210-0110 2006 This Form is Open to Public Inspection.

For calendar year 2006 or fiscal plan year beginning                             ,         and ending                             ,

A	Name of plan

THOMASVILLE BANCSHARES, INC. 401 (K) PROFIT SHARING

B	Three-digit plan number ➢ 001

C	Plan sponsor’s name as shown on line 2a of Form 5500

THOMASVILLE BANCSHARES, INC.

D	Employer Identification Number

58-2184934

Part I	Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions	1	$0

2       Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 01-0233346 58-2184934

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year	3

Part II	Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? If the plan is a defined benefit plan, go to line 7.	☐ Yes		☐ No	☐ N/A

5       If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver  ➢

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

	Month___		Day___	Year___

6a Enter the minimum required contribution for this plan year	6a	$

b Enter the amount contributed by the employer to the plan for this plan year	6b	$

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) If you completed line 6c, skip lines 7 and 8 and complete line 9.	6c	$

7       If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change?

	☐ Yes		☐ No	☐ N/A

Part	III Amendments

8       If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the “No” box. (See instructions)

☐ Increase	☐ Decrease	☐ No

Part	IV Coverage (See Instructions.)

9 Check the box for the test this plan used to satisfy the coverage requirements ..	☒ the ratio percentage test	☐ average benefit test

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v9.1 Schedule R (Form 5500) 2006

Official Use Only

SCHEDULE SSA (Form 5500) Department of the Treasury Internal Revenue Service

Annual Registration Statement Identifying Separated

Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

➢ File as an attachment to Form 5500 unless box 1 is checked.

OMB No. 1210-0110 2006 This Form is NOT Open to Public Inspection.

For calendar plan year 2006 or fiscal plan year beginning                                         ,                      and ending                         ,

A	Name of plan

THOMASVILLE BANCSHARES, INC. 401 (K) PROFIT SHARING PLAN

B	Three-digit plan number ➢ 001

C	Plan sponsor’s name as shown on line 2a of Form 5500

THOMASVILLE BANCSHARES, INC.

D	Employer Identification Number

58-2184934

1 ☐	Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area.

2	Plan sponsor’s address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

P.O. BOX 1999

City or town, state, and ZIP code

THOMASVILLE                     GA 31799-1999

3a	Name of plan administrator (if other than sponsor)

SAME

3b	Administrator’s EIN

3c	Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	Signature of plan administrator ➢	/s/ Hollie Lloyd	Hollie LLoyd, GVP

Phone number of plan administrator	➢ 229-226-3300	Date ➢6-27-07

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v9.1 Schedule SSA (Form 5500) 2006

Schedule SSA (Form 5500) 2006	Page 2
Official Use Only

4	Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A –	has not previously been reported.

Code B –	has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C –	has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D –	has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code “A”, “B”, “C” or “ D”				Use with entry code “A” or “B”
(a) Entry Code	(b) Social Security Number	(c) Name of Participant			Enter code for nature and form of benefit		Amount of vested benefit
		(First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan — periodic payment

A	264 - 23 - 5660	PAMELA		DAVIS	A	A

A	252 - 79 - 6130	RACHEL		KIGER	A	A

A	256 - 47 - 3591	JEMEKA		MCCASKILL	A	A

A	256 - 59 - 3265	TINA		MILLS	A	A

	Use with entry code “A” or “B”
	Amount of vested benefit Defined contribution plan			Use with entry code “C”
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor’s employer identification number	(j) Previous plan number
A			32926.41
A			16.27
A			12150.62
A			352.33

Schedule SSA (Form 5500) 2006	Page 2
Official Use Only

4	Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A –	has not previously been reported.

Code B –	has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C –	has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D –	has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code “A”, “B”, “C” or “ D”				Use with entry code “A” or “B”
(a) Entry Code	(b) Social Security Number	(c) Name of Participant			Enter code for nature and form of benefit		Amount of vested benefit
		(First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan — periodic payment

A	258 - 73 - 8690	JODI		SNIPES	A	A

A	256 - 53 - 2312	BRETT		WHIDDON	A	A

	Use with entry code “A” or “B”
	Amount of vested benefit Defined contribution plan			Use with entry code “C”
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor’s employer identification number	(j) Previous plan number
A			570.01
A			16811.37

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

By:	Thomasville Bancshares, Inc., as Plan Administrator

/s/ Stephen H. Cheney
Stephen H. Cheney
President and Chief Executive Officer

Date: June 29, 2007